SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

AFFIRMATIVE INSURANCE HOLDINGS, INC.

__________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

__________________________________________________________________________________

(Title of Class of Securities)

008272106

________________________________________________________________________________

(CUSIP Number)

Andrew G. Bluhm

DSC AFFM Manager LLC

900 N. Michigan Avenue, Suite 1900

Chicago, Illinois 60611

Telephone: (312) 915-2400

Facsimile: (312) 915-2487

____________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

August 31, 2006

_________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DSC AFFM Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew G. Bluhm
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 6 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2005 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 14, 2005 (the "First Amendment"), Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 30, 2005 (the "Second Amendment"), Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2005 (the "Third Amendment"), Amendment No. 4 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2005 (the "Fourth Amendment") and Amendment No. 5 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 8, 2006 (the "Fifth Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment or the Fifth Amendment. As a result of transactions described in Item 4 below New Affirmative LLC has been removed as a reporting person.

Item 2. Identity and Background.

Item 2 is hereby supplementally amended as follows:

New Affirmative LLC is no longer a reporting person under this Statement and the only reporting persons under this Statement are DSC Manager and Andrew G. Bluhm.

Item 4. Purpose of Transaction

Item 4 is hereby supplementally amended as follows:

On August 31, 2006 the transactions contemplated by the DSC/Affirmative Purchase Agreement, as disclosed in the Fifth Amendment on August 8, 2006, were consummated and as a result DSC Manager and Andrew G. Bluhm no longer beneficially own any membership interests in NAL or any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplementally amended as follows:

(a) Not applicable.
(b) Not applicable.

(c)	Except for the transactions described herein, there were no transactions effected in the past sixty days in the Common Stock by DSC Manager or Andrew G. Bluhm.
(e)

Following the consummation on August 31, 2006 of the transactions contemplated by the DSC/Affirmative Purchase Agreement, DSC Manager and Andrew G. Bluhm no longer beneficially own any shares of Common Stock. This is DSC Manager's and Andrew G. Bluhm's final amendment to the Schedule 13D and is an exit filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

DSC AFFM MANAGER LLC

By:	/s/ Andrew G. Bluhm
	Name:	Andrew G. Bluhm
	Title:	Member

ANDREW G. BLUHM

/s/ Andrew G. Bluhm

Dated: August 31, 2006